UNITED STATES
                      SECURITIES EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              RES-CARE, INC.
     ________________________________________________________________
                             (Name of Issuer)


                               COMMON STOCK
     ________________________________________________________________
                      (Title of Class of Securities)


                                 760943100
     ________________________________________________________________
                              (CUSIP Number)

                             Alan K. MacDonald
                        Brown, Todd & Heyburn PLLC
                    400 West Market Street, 32nd Floor
                     Louisville, Kentucky  40202-3363
___________________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              April 12, 2000
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-
1(g), check the following box.     [ x ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13e-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of reporting person. . . . . . . . .  Ronald G. Geary

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)   X
                                                  (b)
(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .         U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .                0
(8)  Shared voting power. . . . . . . . . . . .        7,328,825
(9)  Sole dispositive power . . . . . . . . . .        1,610,213
(10) Shared dispositive power . . . . . . . . .            3,925

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .        7,328,825

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .        30.1%

(14) Type of reporting person  . . . . . . . . .       IN

(1)  Name of reporting person. . . . . . . . .       Jeffrey M. Cross

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)   X
                                                  (b)
(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .         U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .                0
(8)  Shared voting power. . . . . . . . . . . .        7,328,825
(9)  Sole dispositive power . . . . . . . . . .          144,504
(10) Shared dispositive power . . . . . . . . .           22,650

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .        7,328,825

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .        30.1%

(14) Type of reporting person  . . . . . . . . .       IN

(1)  Name of reporting person. . . . . . . . .        E. Halsey Sandford

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)   X
                                                  (b)
(3)  SEC use only. . . . . . . . . . . . . . .
(4)  Source of funds (see instructions). . . .
(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .         U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .                0
(8)  Shared voting power. . . . . . . . . . . .        7,328,825
(9)  Sole dispositive power . . . . . . . . . .          143,714
(10) Shared dispositive power . . . . . . . . .                0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .        7,328,825

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .        30.1%

(14) Type of reporting person  . . . . . . . . .       IN

(1)  Name of reporting person. . . . . . . . .  Paul G. Dunn

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)   X
                                                  (b)
(3)  SEC use only. . . . . . . . . . . . . . .
(4)  Source of funds (see instructions). . . .
(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .Citizen of Canada; resident alien of the U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .                0
(8)  Shared voting power. . . . . . . . . . . .        7,328,825
(9)  Sole dispositive power . . . . . . . . . .          119,980
(10) Shared dispositive power . . . . . . . . .            1,300

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .        7,328,825

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .
(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .        30.1%

(14) Type of reporting person  . . . . . . . . .       IN

(1)  Name of reporting person. . . . . . . . .  Ralph G. Gronefeld, Jr.
     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .
(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)   X
                                                  (b)
(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .
(6)  Citizenship or place
     of organization . . . . . . . . . . . . .         U.S.

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power. . . . . . . . . . . . .                0
(8)  Shared voting power. . . . . . . . . . . .        7,328,825
(9)  Sole dispositive power . . . . . . . . . .           99,415
(10) Shared dispositive power . . . . . . . . .                0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .        7,328,825

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .        30.1%

(14) Type of reporting person  . . . . . . . . .       IN




Introduction

     On April 12, 2000, Res-Care, Inc., a Kentucky corporation (the "Issuer"), RWD Holdings, Inc., a Delaware corporation ("RWD Holdings") and Redwood Acquisition, Inc., a Kentucky corporation and a wholly owned subsidiary of RWD Holdings ("Merger Sub"), entered into an Agreement and Plan of Merger, in the form attached hereto as Exhibit 1 (the "Merger Agreement"), which is incorporated herein by reference. Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the "Merger"), and in connection therewith each outstanding share of the Issuer's common stock, no par value (the "Common Stock"), will be entitled to receive $15.75 in cash, without interest.

     Completion of the Merger is subject to the satisfaction of a number of conditions, including the approval of the Merger
Agreement by the holders of a majority of the outstanding shares of Common Stock of the Issuer at the special meeting of shareholders of the Issuer to be convened for the purpose of considering and approving the Merger Agreement. In addition, completion of the Merger is subject to the condition that more
Disinterested Shares (as defined below) will have been voted at such meeting for the Merger than against the Merger.
"Disinterested Shares" means shares of Common Stock other than such shares subject to, and held by those shareholders who are parties to, either of the Voting Agreements (as defined below).
Certain shareholders of the Issuer (each, a "Shareholder" and, collectively, the "Shareholders"), including executive officers
Ronald G. Geary, Jeffrey M. Cross, E. Halsey Sandford, Paul G. Dunn and Ralph G. Gronefeld, Jr. (the "Management Group"), and James R. Fornear and Vincent D. Pettinelli, directors of the Issuer have entered into one of two voting and non-competition agreements with RWD Holdings, each dated as of April 12, 2000, in the form attached hereto as
Exhibit 2 (the "Voting Agreements"), which is incorporated herein by reference, whereby each Shareholder has agreed that, at any meeting of the shareholder of the Issuer, however called, and in any action by consent of the shareholders of the Issuer, such Shareholder will vote (or cause to be voted) the shares of Common
Stock held of record (to the extent such person also has the right to vote such shares) or beneficially owned (to the extent such person also has the right to vote such shares) by such Shareholder (i) in favor of the Merger, the Merger Agreement
(provided that the Merger Agreement will not have been amended in a manner materially adverse to the interests of the Shareholders) and the transactions contemplated by the Merger Agreement, and
(ii) against any Business Combination (as defined in the Voting
Agreements) other than the Merger.

     Each Shareholder further agreed that, (i) such Shareholder will not, or permit any person under such Shareholder's control to, enter into any voting agreement or grant a proxy or power of attorney with respect to the shares of Common Stock held of record or beneficially owned by such Shareholder or form any "group" for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the rules promulgated thereunder, and (ii) except as set forth in the Merger Agreement, such Shareholder will not (w) solicit, initiate, encourage (including by way of furnishing information or assistance) or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined in the Merger Agreement) or agree to or endorse any Acquisition Proposal, (x) propose, enter into or participate in any discussions or negotiations regarding any of the foregoing, (y) furnish to any other person any information with respect to its business, properties or assets, or (z) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.

     Each Shareholder further agreed that such Shareholder will not (i) tender any shares of Common Stock, (ii) sell, assign or transfer record or beneficial ownership of any of the shares of Common Stock, or (iii) further pledge, hypothecate or otherwise dispose of any shares of Common Stock. A number of shares of Common Stock owned by Messrs. Fornear and Pettinelli are exempt from the restrictions set forth in clauses (ii) and (iii) of the immediately preceding sentence.

     The Voting Agreements terminate upon the earlier to occur of
(i) the closing of the transactions contemplated by the Merger
Agreement and (ii) the date the Merger Agreement is terminated in accordance with its terms.

     Under the terms of the Voting Agreements, if a Shareholder acquires the right to vote any additional shares of Common Stock, the Voting Agreements will apply to such additional shares.

     The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto.

Item 1.  Security and Issuer.

     The class of equity securities to which this Statement on
Schedule 13D (the "Statement") relates is the common stock, no par value (defined above as the "Common Stock"), of Res-Care, Inc., a Kentucky corporation (defined above as the "Issuer"). The principal executive offices of the Issuer are located at 10140 Linn Station Road, Louisville, Kentucky 40223.

Item 2.   Identity and Background.

     (a)-(c), (f).  This Statement is filed by Ronald G. Geary,
Jeffrey M. Cross, E. Halsey Sandford, Paul G. Dunn and Ralph G.
Gronefeld, Jr.

     Ronald G. Geary is a citizen of the United States whose principal business address is 10140 Linn Station Road, Louisville, Kentucky 40223. Mr. Geary's principal occupation is serving as Chairman of the Board, Chief Executive Office and President of the Issuer.

     Eugene Halsey Sandford is a citizen of the United States whose principal business address is 10140 Linn Station Road, Louisville, Kentucky 40223. Mr. Sandford's principal occupation is serving as Senior Executive and a director of the Issuer.

     Jeffrey M. Cross is a citizen of the United States whose principal address is 10140 Linn Station Road, Louisville,
Kentucky 40223.  Mr. Cross serves as Executive Vice President of
Operations, Division for Persons with Disabilities, of the Issuer.

     Paul G. Dunn is a citizen of Canada and a resident alien of the United States whose principal business address is 10140 Linn Station Road, Louisville, Kentucky 40223. Mr. Dunn serves as Executive Vice President of Development and Alternative Youth Services/Youthtrack of the Issuer.

     Ralph G. Gronefeld is a citizen of the United States whose principal business address is 10140 Linn Station Road, Louisville, Kentucky 40223. Mr. Gronefeld serves as Executive
Vice President of Finance and Administration of the Issuer.

     (d)  During the last five years, no member of the Management
Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no member of the Management Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, no additional shares of the Issuer's Common Stock have been purchased, directly or indirectly, by the Management Group. Rather, as an inducement and a condition to RWD Holdings entering into the Merger Agreement, Ronald G. Geary, Jeffrey M. Cross, E. Halsey Sandford, Paul G. Dunn and Ralph G. Gronefeld, Jr. have each entered into one of the Voting Agreements, pursuant to which they have agreed to vote their respective shares of Common Stock in favor of the Merger Agreement (as more fully described in the Introduction of this Statement, which is incorporated herein by reference).

Item 4.  Purpose of Transaction.

     No additional shares of the Issuer's Common Stock have been purchased, directly or indirectly, by the Management Group. The Management Group could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this Statement relates only in the sense that they, along with the other Shareholders and RWD Holdings have entered into one of theVoting Agreements (as described in the Introduction of this Statement, which is incorporated herein by reference) in order to facilitate the Merger pursuant to the Merger Agreement. Except as specifically set forth herein, Ronald G. Geary, Jeffrey M. Cross,
E. Halsey Sandford, Paul G. Dunn and Ralph G. Gronefeld, Jr. disclaim beneficial ownership over all shares of the Common Stock beneficially owned by parties to the Voting Agreements other than the 2,117,563 shares for which members of the Management Group have sole or shared dispositive power as described in Item 5.

     Each of Paragraphs (a) through (j) of Item 4 may be applicable upon the consummation of the transactions contemplated by the Merger Agreement.

Item 5.  Interest in Securities of the Issuer.

     (a) The Management Group may be deemed to beneficially own 7,328,825 shares of Common Stock as a result of the Shareholders, including each member of the Management Group, entering into the Voting Agreements with RWD Holdings, which, based on (i) calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and (ii) there being 24,315,452 shares of Common Stock outstanding as of March 31, 2000 (as represented by the Issuer in the Merger Agreement), represent approximately 30.1% of the outstanding Common Stock. Except as a member of the Management Group, Ronald G. Geary, Jeffrey M. Cross, E. Halsey Sandford, Paul G. Dunn and Ralph G. Gronefeld, Jr. each disclaim membership in any other group with respect to the Common Stock, by virtue of their execution of the Voting Agreement or otherwise.

     (b) Ronald G. Geary has sole power to dispose or direct the disposition of 1,610,213 shares of Common Stock. This includes 816,046 shares which are subject to options that are presently exercisable and 2,094 shares held for the benefit of Mr. Geary by the Retirement Savings Plan. Mr. Geary has shared power to dispose or direct the disposition of 3,925 shares held by two family members in which Mr. Geary disclaims beneficial ownership.

          Jeffrey M. Cross has sole power to dispose or direct the disposition of 144,504 shares of Common Stock which are subject to options that are presently exercisable. Mr. Cross has shared power to dispose or direct the disposition of 22,650 shares of Common Stock which are owned jointly with his wife.

          Halsey Sandford has sole power to dispose or direct the disposition of 143,715 shares of Common Stock. This includes
2,025 shares which are subject to options that are presently exercisable.

          Paul G. Dunn has sole power to dispose or direct the disposition of 119,980 shares of Common Stock which are subject to options that are presently exercisable. Mr. Dunn has shared power to dispose or to direct the disposition of 1,300 shares which are owned jointly with his wife.

          Ralph G. Gronefeld, Jr. has sole power to dispose or direct the disposition of 99,415 shares of Common Stock. This includes 99,151 shares which are subject to options that are presently exercisable and 264 shares held for the benefit of Mr. Gronefeld by the Retirement Savings Plan.

     As a result of entering into one of the Voting Agreements, each member of the Management Group may be deemed to have shared power to vote or to direct the vote of 7,328,825 shares of Common
Stock.

     RWD Holdings and the other Shareholders share the power to vote the shares of Common Stock herein reported as beneficially owned by members of the Management Group. The following paragraphs provide the applicable information required by Item 2 with respect to RWD Holdings and each of the other Shareholders, which information is based on (i) information disclosed by the Issuer and the Shareholders in their respective public filings with the Securities and Exchange Commission and (ii) on information provided by the Shareholders to James R. Fornear and Margaret H. Fornear:

     RWD Holdings, Inc. is a Delaware corporation. The principal business of RWD Holdings is serving as a company holding the shares of Redwood Acquisition, Inc., a Kentucky corporation, and a wholly-owned subsidiary of RWD Holdings. The address of the principal business and principal office of RWD Holdings is 10140 Linn Station Road, Louisville, Kentucky 40223.

     James R. Fornear is a citizen of the United States whose principal residence is 4331 U.S. 60 East, Marion, Kentucky 42064.
Mr. Fornear is the founder of the Issuer, and is currently retired.

     Margaret H. Fornear is a citizen of the United States whose principal residence is 4331 U.S. 60 East, Marion, Kentucky 4064.
Mrs. Fornear is the wife of Mr. Fornear.

     Vincent D. Pettinelli is a citizen of the United States whose principal residence is 5943 MacEwan Court, Dublin, Ohio
43017.  Mr. Pettinelli is the former Chairman of PeopleServe,
Inc.  and is currently retired.

     To the knowledge of the Management Group, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

     To the knowledge of the Management Group, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (c) On February 28, 2000, Jeffrey M. Cross exercised options to purchase 9,000 shares of Common Stock at an exercise price of $71,000 or $7.8889 per share. The options were granted under the Issuer's employee stock option plan. On the same date, Mr.
Cross sold the 9,000 shares for $88,875 or $9.875 per share in an open market transaction. No member of the Management Group has effected any other transactions in this Issuer's Common Stock during the past 60 days, except as set forth herein.

     (d) To the knowledge of the Management Group, only the Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported herein as beneficially owned by the members of the Management Group.

     (e)  Paragraph (e) of Item 5 is inapplicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     Reference is made to the Introduction and Item 5 of this Statement, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Mr. Geary has pledged 400,000 shares to two banks to secure personal indebtedness pursuant to loan agreements that contain standard default provisions.

     Mr. Cross has pledged 22,650 shares to a bank to secure personal indebtedness pursuant to a loan agreement that contains standard default provisions.

     Mr. Sandford has pledged 24,946 shares to a bank to secure personal indebtedness pursuant to a loan agreement that contains standard default provisions.


Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of April 12, 2000, among the Issuer, RWD Holdings and Merger Sub, which is incorporated herein by reference to Exhibit
          2.1 to Res-Care, Inc.'s Report on Form 8-K dated April 12, 2000. (SEC file no. 000-20372)

Exhibit 2 Voting Agreement, dated as of April 12, 2000, among RWD Holdings, James R. Fornear and Margaret H. Fornear, which is incorporated herein by reference to Exhibit
          2.2 to Res-Care, Inc.'s Report on Form 8-K dated April 12, 2000 filed on April 14, 2000. (SEC file no. 000-20372)

Exhibit 3 Voting Agreement, dated as of April 12, 2000, among RWD Holdings, Ronald G. Geary, Eugene Halsey Sandford, Jeffrey M. Cross, Paul G. Dunn, Ralph G. Gronefeld and Vincent D. Pettinelli, which is incorporated herein by reference to Exhibit 2.2 to Res-Care, Inc.'s Report on Form 8-K dated April 12, 2000 filed on April 14, 2000. (SEC file no. 000-20372)

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned persons certify that the information set forth in this statement is true, complete and correct.

Dated:    April 24, 2000

                                   /s/ Ronald G. Geary

                                   Ronald G. Geary


                                   /s/ Jeffrey M. Cross

                                   Jeffrey M. Cross


                                   /s/ E. Halsey Sandford

                                   E. Halsey Sandford


                                   /s/ Paul G. Dunn

                                   Paul G. Dunn


                                   /s/ Ralph G. Gronefeld, Jr.

                                   Ralph G. Gronefeld, Jr.

                         EXHIBIT A


                  RULE 13d-1(k) AGREEMENT


         The undersigned persons on this 24TH day of April, 2000, agree and consent to the joint filing on their behalf of this
Schedule 13D in connection with their beneficial ownership of the common stock of Res-Care, Inc. at April 24, 2000.



                                   /s/ Ronald G. Geary

                                   Ronald G. Geary


                                   /s/ Jeffrey M. Cross

                                   Jeffrey M. Cross


                                   /s/ E. Halsey Sandford

                                   E. Halsey Sandford


                                   /s/ Paul G. Dunn

                                   Paul G. Dunn


                                   /s/ Ralph G. Gronefeld, Jr.

                                   Ralph G. Gronefeld, Jr.